Filed pursuant to Rule 253(g)(2)

File No. 024-12193

This Supplement No. 3, dated June 13, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated May 2, 2023, of Landa Financing, LLC, a Delaware limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented.

LANDA FINANCING LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT OFFERING OF UP TO $75,000,000 IN COMMON SHARES

Mortgage Loan

On June 8, 2023, the Company entered into a first mortgage loan with the Landa Series LLC listed in the table below, pursuant to the terms outlined in the table (the “Mortgage Loan”). The Mortgage Loan is secured by the underlying property owned by the respective Landa Series LLC located at the following address: 107 Oakwood Circle, Griffin, Georgia 30223. The Company notes that the Landa Series LLC, and its manager, are each an affiliate of the Company and the Manager

Landa Series LLC Borrower	Loan Amount	Interest Rate		Loan Date	Maturity Date
Landa App LLC – 107 Oakwood Circle Griffin GA LLC	$119,269		(1)	06/08/2023	06/08/2025

(1)	Bears interest at the Interest Rate outlined in the Offering Circular (Overnight SOFR + 2%).

The foregoing is a summary of the terms of the Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Mortgage Loan, a copy of which is filed as Exhibit 6.1 to our Form 1-U, filed on June 13, 2023, which can be found here.